

AMS HOMECARE INC.
Independence & Mobility

SHOPRIDER

1360 Cliveden Avenue
Delta, British Columbia
Canada V3M 6K2
Phone: (604) 273-5173
Fax: (604) 273-9312
www.amshomecare.com

VIA FAX 202 – 772-9202

~~November~~ December 11, ~~2006~~ 2007

United States Securities and Exchange Commission
Ms. Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and Healthcare Services
100F Street N.E.
Washington, D.C. 20549

Re: December 06, 2007 letter

Dear Ms. Jenkins,

Thank you for your letter. We will be replying to your questions and filing an amended 20F. However, due to the bankruptcy of our subsidiary we are slow in managing the paperwork. Our accountant does not expect to be able to reply until sometime in the new year as we need the audited statements.

We look to reply to you in the New Year. Our office will be closed from Dec 19, 2007 to Jan. 04, 2008 due to the holidays and changes at the office.

Please call or reply if you have any questions.

Regards,

AMS HOMECARE INC.



Harj Gill, BSc., FCSI
Chief Executive Officer and President